UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   Robert W. Baker, Jr.
   P.O. Box 1070
   40 IDX Drive

   Burlington, VT 05402-1070
2. Date of Event Requiring Statement (Month/Day/Year)
   09/19/2002
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   IDX Systems Corporation (IDXC)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Sr. V.P., Secretary and
   General Counsel
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
--------------------------------------------------------------------------------
---------------------
1)Title of Security                                          2)Amount of
3)  4)Nature of
                                                             Securities
D   Indirect
                                                             Beneficially
or  Beneficial
                                                             Owned
I   Ownership
--------------------------------------------------------------------------------
---------------------

Table II   Derivative Securitites Beneficially Owned
--------------------------------------------------------------------------------
----------------------------------------------------
1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of
4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying
sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security
exercise   Derivative  Beneficial

price of   Security    Ownership
                                Date      Expira-
Amount or  Deri-      Direct(D)
                                Exer-     tion
Number of  vative     or
                                cisable   Date      Title
Shares     Security   Indirect(I)
--------------------------------------------------------------------------------
----------------------------------------------------
Non-Qualified Stock Option      07/12/01  07/12/10  Common Stock
2,000.00   $14.2188   D           Direct
(right to buy)                  (2)
Non-Qualified Stock Option      07/10/02  07/10/11  Common Stock
5,500.00   $15.8200   D           Direct
(right to buy)                  (3)
Non-Qualified Stock Option      08/25/01  08/25/10  Common Stock
15,000.00  $16.5938   D           Direct
(right to buy)                  (4)
Non-Qualified Stock Option      09/06/04  09/06/06  Common Stock
10,571.00  $30.6250   D           Direct
(right to buy)                  (5)
Non-Qualified Stock Option      11/24/98  11/24/07  Common Stock
8,500.00   $31.2188   D           Direct
(right to buy)                  (6)
Non-Qualified Stock Option      04/22/99  04/22/09  Common Stock
14,250.00  $13.6250   D           Direct
(right to buy)                  (1)

Explanation of Responses:

(1)
For the option grant of 3,000 option shares, the option grant became fully vested and exercisable as of 02/21/2000. For the option grant of 11,250 option shares, the option grant became fully vested and exercisable as of 04/22/02.
(2)
1,000 options became fully vested and exercisable as of 07/12/2002, 500 options become vested and exercisable 07/12/2003 and the rem aining 500 options become  vested and exercisable 07/12/2004.
(3)
The option grant became fully vested and exercisable as of 07/10/2002.
(4)
This option grant became fully vested and exercisable as of August 25, 2002.
(5)
For option grant of 5,288 option shares, 2,642 option shares became fully vest and exercisable as of 02/05/1998 and remaining 2,641 option shares become vested and exercisable on 09/06/2004. For the option grant of 5,283 option shares, the option grant became fu lly vested and exercisable as of 09/06/2000.
(6)
The option grant became fully vested and exercisable as of 11/24/2001.
-
Effective December 31, 2001, the reporting person resigned from the Company and was no longer employed by the Company. Effective Se ptember 19, 2002, the reporting person was rehired by the Company and was appointed Senior Vice President, General Counsel and Corpo rate Secretary of the Company.
-
All option grants were issued under the IDX Systems Corporation 1995 Stock Option Plan and the plan pursuant to which the reported o ptions were granted provides for tax withholding rights.

SIGNATURE OF REPORTING PERSON
/S/ Robert W. Baker, Jr.
DATE 09/26/02